                                                                    EXHIBIT 12.1

                                             June 30                                   December 31
                                       -------------   --------------------------------------------------------------------------
                                                1998            1997            1996           1995           1994           1993
                                       -------------   --------------------------------------------------------------------------
Fixed charges:
  Interest                              $ 83,564,000    $209,340,000    $147,326,000    $40,562,000    $15,316,000    $ 2,950,000
  Amortization of debt expense             4,227,000       7,831,000       8,873,000      1,424,000        502,000        117,000
  Interest portion of rental expense       3,008,000       6,016,000       4,957,000        647,000        369,000         66,000
                                       -------------   -------------   -------------   ------------   ------------   ------------
                                        $ 90,799,000    $223,187,000    $161,156,000    $42,633,000    $16,187,000    $ 3,133,000
                                                                       =============   ============   ============   ============
Preferred Stock Dividend Requirement       7,397,000      11,978,000
                                       -------------   -------------
Combined Fixed Charges and Preferred
 Stock Dividends                        $ 98,196,000    $235,165,000
                                       =============   =============
Earnings:
  Income (loss) from operations        ($197,974,000)  ($348,648,000)  ($246,801,000)  ($93,262,000)  ($27,943,000)  ($10,431,000)
  Fixed charges per above                 90,799,000     223,187,000     161,156,000     42,633,000     16,187,000      3,133,000
    Less: Capitalized interest            (2,896,000)     (6,770,000)    (10,294,000)   (12,183,000)    (3,906,000)
                                       -------------   -------------   -------------   ------------   ------------   ------------
                                       ($110,071,000)  ($132,231,000)  ($ 95,939,000)  ($62,812,000)  ($15,662,000)  ($ 7,298,000)
                                       =============   =============   =============   ============   ============   ============

Ratio of Earnings to Fixed Charges (1)             -               -               -              -              -              -
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends (2)                                     -               -

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.
(1) For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996, 1995, 1994, and 1993, the deficit of earnings to fixed charges was $200,870,000, $355,418,000, $257,095,000, $105,445,000, $31,849,000 and
    $10,431,000, respectively.
(2) The deficit of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 1998 and the year ended December 31, 1997 was $208,267,000 and $367,396,000, respectively.